Emerging Debt Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders
of the Fund was held on June 14, 2001.
The following is a summary of the proposal presented and the total number of shares voted:


Proposal:
 1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	19,714,761	315,650
Gerard E. Jones	19,740,236	290,175
Barton M. Biggs	19,677,042	353,369
William G. Morton, Jr.	19,771,372	259,039
John A. Levin	19,689,005	341,406